Mail Stop 6010

July 2, 2007

A.J. Kazimi
Chairman and CEO
Cumberland Pharmaceuticals Inc.
2525 West End Avenue, Suite 950
Nashville, Tennessee 37203

> **Re:**   **Cumberland Pharmaceuticals Inc.**
> **Registration Statement on Form S-1, Amendment 1**
> **Filed June 22, 2007**
> **File No. 333- 142535**

Dear Mr. Kazimi:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

General

1. Please submit on EDGAR the supplemental correspondence and other information dated June 22, 2007 that you submitted with your response letter. These documents respond to comments 8, 28, and 48, and you did not request confidential treatment for them.

Prospectus Summary, page 1

2. We note your response to comment 8. Please cite in the filing the source or sources that support your assertion that "NAC is accepted worldwide as the standard of care for treating acetaminophen overdose."

3. We note your response to comment 5. Please disclose your accumulated deficit in the "Risks Affecting Us" discussion on page 3.

Summary Consolidated Financial Data, page 5

4. Please revise your table to only present pro forma net income per share amounts for the most recent fiscal year and interim period presented. Please refer to Rule 11-01(a) of Regulation S-X.

Use of Proceeds, page 24

5. We note the revisions pursuant to comment 21. You are registering the sale of up to $115 million in common stock, and you state specific uses of $32 million. Please state the planned uses for the remainder of the proceeds.

6. We note the revisions pursuant to comment 22. Since Amelior is in phase III trials, please state whether you expect the $4 million you plan to spend on this drug candidate to be sufficient to complete the product's development and file a new drug application.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Revenue Recognition, page 32

7. Refer to your response to prior comment 26. We continue to believe that your disclosure related to estimates that reduce gross revenue such as chargebacks, discounts, rebates and product returns could be improved. Please revise your disclosure and include the following:

    a. A roll forward of the accrual for each estimate for each period presented showing the following:
        *   Beginning balance,
        *   Current provision related to sales made in current period,
        *   Current provision related to sales made in prior periods,
        *   Actual returns or credits in current period related to sales made in current period,

- Actual returns or credits in current period related to sales made in prior periods, and
- Ending balance.

Stock-Based Compensation, page 34

8. Please refer to your response to prior comment 27. Expand your disclosure to provide the following information:

   a. Please clarify, if true, that the various measurement models disclosed were used to determine your enterprise value. Disclose how management selects the amount within the range of values to determine your enterprise value as of each grant date.
   b. As previously requested, please disclose the method used to allocate enterprise value to the outstanding equity to determine the fair value of the underlying common stock.
   c. State whether the valuations prepared by independent third parties were performed contemporaneous or retrospective.
   d. Disclose the name of the independent third party valuation firm and provide their consent in the registration statement.

9. Refer to your response to prior comment 28. Please tell us on a supplemental basis specifically why you determined these public companies to be similar. Please address each company individually. Also explain to us how you determined your expected volatility for 2006 and 2007 based on an analysis of these companies.

Liquidity and Capital Resources, page 41

10. We note the revisions pursuant to comment 32. Please disclose separately the minimum purchase amounts applying to Kristalose and Acetadote.

Business, page 47

11. We note your response to comment 37.

- Please clarify what type of "data on the use of intravenous ibuprofen" the license from Vanderbilt University covers, as discussed at the top of page 54. Also, describe the consideration you are required to pay to Vanderbilt. This information would appear to be material to investors.
- We note from the bullet point at the bottom of page 59 that Mayne Pharma Pty. Ltd. is your exclusive manufacturer for Amelior and will continue to be the exclusive manufacturer after FDA approval. Please disclose the aggregate

> development, regulatory, and inspection and audit costs you have paid to date. Also, please file this agreement as an exhibit.
>
> - Please revise to disclose the terms of the release between you and Bertek Pharmaceuticals.
>
> - Regarding the agreement with Inventiv Commercial Services, we understand from a June 27, 2007 conversation with your counsel that the agreement is currently filed as exhibits 10.4 and 10.5, and it was assigned to Inventiv by way of exhibit 10.6. Exhibit 10.6 is not yet filed, but the description of exhibit 10.6 in the exhibit index does not mention Inventiv. Please ensure that you have filed all agreements, amendments, and assignments related to this relationship.
>
> - Please disclose the monthly fee you pay to Inventiv, as mentioned at the bottom of page 58. Also disclose the aggregate amount you have reimbursed Inventiv for bonuses and expense reimbursements to date.

Business Development, page 57

12. Please revise this discussion to clarify that the agreement with Vanderbilt University relating to the CET product candidates and agreements with University of Mississippi and University of Tennessee are not material.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

(8) Shareholder's Equity, page F-22
(9) Stock Options, page F-23

13. We acknowledge your response to prior comment 48 and look forward to your response to the last section of this comment.

<p align="center">*   *   *</p>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Todd Sherman at (202) 551-3665 or James Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Martin S. Brown, Esq.
        Virginia Boulet, Esq.
        Adams and Reese LLP
        424 Church Street, Suite 2800
        Nashville, Tennessee 37219